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                            [Dillon Read Letterhead]


                                                                December 5, 1996

The Board of Directors
Loctite Corporation
Hartford Square North
Ten Columbus Boulevard
Hartford, CT 06106-5108

Gentlemen and Madam:

     On November 6, 1996, HC Investments, Inc., a Delaware corporation ("HC Investments") and an indirect wholly-owned subsidiary of Henkel KGaA, a Kommanditgesellschaft auf Aktien (a partnership limited by shares) organized under the laws of the Federal Republic of Germany ("Henkel"), commenced a tender offer for all outstanding shares of common stock, par value $0.01 per share (the "Shares") of Loctite Corporation (the "Company"), including the associated common stock purchase rights issued pursuant to the Rights Agreement dated as of April 14, 1994, between the Company and The First National Bank of Boston, as Rights Agent, and all benefits that may inure to holders thereof, for a purchase price of $57.75 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 1996, of HC Investments and in the related Letter of Transmittal (collectively, the "Initial Offer"). The Company, Henkel and HC Investments intend to enter into an Agreement and Plan of Merger, dated as of December 5, 1996 (the "Merger Agreement"), which provides, among other things (i) that the Initial Offer shall be amended (the Initial Offer as amended, the "Offer") (a) to provide for a purchase price per Share of $61.00 and (b) to provide that the Offer shall be subject only to those conditions specified in the Merger Agreement; and (ii) following the purchase by HC Investments of Shares pursuant to the Offer, HC Investments shall be merged (the "Merger") with and into the Company, subject to the terms and conditions of the Merger Agreement, and each outstanding Share (other than shares held in the Company's treasury or owned by Henkel, HC Investments or any other wholly owned subsidiary of Henkel or the Company, and Shares held by dissenting stockholders) shall be converted into the right to receive $61.00 or such greater amount which may be paid pursuant to the Offer.

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of Shares other than Henkel and its affiliates of the consideration being offered to such holders pursuant to the Offer and the Merger.

     In arriving at our opinion, we have, among other things: (i) reviewed the form of Merger Agreement, (ii) reviewed certain publicly available business and historical financial information relating to the Company, (iii) reviewed the historical price and trading data for the Shares, (iv) reviewed certain internal financial information and other data provided to us by the Company relating to the business and prospects of the Company, including financial projections prepared by the management of the Company, (v) held discussions with members of the senior management of the Company, (vi) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which we considered relevant, (vii) reviewed publicly available financial and securities market data pertaining to certain companies which we deemed to be comparable in certain respects to the Company, (viii) contacted third parties to solicit indications of interest in a possible acquisition of the Company and held discussions with certain of these parties prior to the date hereof and (ix) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied upon it being complete and accurate in all material respects. We have not made any evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial projections provided to or otherwise reviewed by or discussed with us, we have assumed that such projections
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were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. Further, our opinion is necessarily based on financial, economic, market and other conditions existing on the date hereof.

     We are acting as financial advisor to the Special Committee in connection with the Offer and the Merger and will receive a fee from the Company for our services. We have performed and continue to perform investment banking services for the Company and have received customary compensation for such services. In the ordinary course of its business, Dillon, Read & Co. Inc. ("Dillon Read") may trade the securities of the Company and Henkel for its own account or for the accounts of customers, and it may at any time hold a long or short position in such securities.

     It is understood that our advisory services and the opinion expressed herein are provided for the information of the Special Committee and the Board of Directors in their evaluation of the Offer and the Merger, and our opinion is not intended to be and does not constitute a recommendation as to whether or not any stockholder should tender Shares pursuant to the Offer. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Dillon Read be made, without our prior written consent, except that this opinion may be reproduced in full in the Solicitation/Recommendation Statement on
Schedule 14D-9 mailed by the Company to its shareholders relating to the Offer.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration being offered to the holders of Shares other than Henkel and its affiliates pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                          DILLON, READ & CO. INC.